
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Tal Raz
Chief Financial Officer
Cellcom Israel Ltd.
10 Hagavish Street
Netanya 42140, Israel

September 23, 2008

RE: **Cellcom Israel Ltd.**
        Form 20-F for the Fiscal Year Ended December 31, 2007
        Filed March 18, 2008
        File no. 001-33271

Dear Mr. Raz:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director